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FORM X-17A-5
PART III

SEC FILE NUMBER
8-39659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornhill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5906 Old Fredericksburg Rd., Ste. 201
(No. and Street)

Austin	TX	78749
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRIS MEYERS (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Spencer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornhill Securities, Inc., as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DAVID MICHAEL DEWITTE
Notary Public, State of Texas
Comm. Expires 03-19-2024
Notary ID 132410933

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thornhill Securities, Inc.

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Period January 1, 2019 through March 31, 2020

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Thornhill Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thornhill Securities, Inc. (the "Company") as of March 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the period January 1, 2019 through March 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
June 15, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle
800.848.0008
www.AAICPAs.com

Statement of Financial Condition
March 31, 2020

ASSETS		
Cash	$	69,989
Receivable from clearing broker-dealer		107,352
Accounts receivable		86,908
Prepaid expenses and other assets		30,272
TOTAL ASSETS	$	294,521
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	101,663
TOTAL LIABILITIES		101,663
Common stock $0.01 par value, 10,000,000 shares authorized, 929,826 shares issued and outstanding		9,288
Additional paid in capital		2,865,451
Accumulated deficit		(2,681,881)
TOTAL STOCKHOLDERS' EQUITY		192,858
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	294,521

See accompanying notes to financial statements

Statement of Operations
For the Period January 1, 2019 through March 31, 2020

REVENUES:	
Private placements	$ 3,170,544
Commission income	105,513
Investment advisory fees	53,054
Other revenue	6,458
Total revenues	3,335,569
EXPENSES:	
Compensation and related expenses	3,071,850
Professional fees	379,615
Rent and utilities expenses	65,478
Regulatory fees and expenses	57,991
Insurance expense	39,865
Clearance charges	22,536
Office expenses	28,042
Dues and subscriptions	13,280
Telephone and internet expense	8,594
Data services	8,096
Other expenses	9,970
Total expenses	3,705,317
NET LOSS	$ (369,748)

See accompanying notes to financial statements

Statement of Changes in Stockholders' Equity
For the Period January 1, 2019 through March 31, 2020

	Common stock		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balances at January 1, 2019	929,826	$ 9,288	$ 2,444,301	$ (2,312,133)	$ 141,456
APIC Contributed			421,150		421,150
Net loss	-	-	-	(369,748)	(369,748)
Balances at March 31, 2020	929,826	$ 9,288	$ 2,865,451	$ (2,681,881)	$ 192,858

See accompanying notes to financial statements

Statement of Cash Flows
For the Period January 1, 2019 through March 31, 2020

OPERATING ACTIVITIES:	
Net loss	$ (369,748)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation expense	860
Changes in operating assets and liabilities	
Receivable from clearing-broker dealer	15,095
Accounts receivable	(86,908)
Prepaid expenses and other assets	(26,010)
Accounts payable and accrued expenses	9,571
Net cash used in operating activities	(457,140)
INVESTING ACTIVITIES:	-
FINANCING ACTIVITIES:	
Proceeds from additional paid in capital	421,150
Net cash provided by financing activities	421,150
NET DECREASE IN CASH	(35,990)
CASH AT BEGINNING OF PERIOD	105,979
CASH AT END OF PERIOD	$ 69,989
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Income Tax Payments	$ -
Interest expense	$ 272

See accompanying notes to financial statements

Notes to Financial Statements
For the Period January 1, 2019 through March 31, 2020

1. Organization and Nature of Business

Thornhill Securities, Inc. (the "Company") is a majority-owned subsidiary of Morr-BOC, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority, Inc. (FINRA) and conducts business as a broker-dealer in the general securities business. The Company's offers account supervision, private placements transaction and securities products including, but not limited to, stocks, corporate bonds, U.S. government and government agency securities, mutual funds, money market instruments, and tax-exempt securities. The Company's customers consist primarily of individuals located in Texas and New Jersey. In 2019, the Company was granted permission by FINRA pursuant to Rule 17a-5(d) to change its fiscal year from December 31 to March 31. Pursuant to this change, these financial statements cover the period from January 1, 2019 through March 31, 2020.

2. Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles (GAAP) whereby revenues and expenses are recognized in the period earned or incurred.

Cash
The Company keeps all cash balances, in high quality institutions in order to minimize risk relating to exceeding insured limits. As of March 31, 2020, the Company did not hold any cash at institutions in excess of insured limits.

Revenue Recognition

Securities Transactions
Customer security transactions and the related commission income and expenses are reported on a settlement date basis. Settlement date is not in accordance with GAAP, but the difference is immaterial. The Company does not carry, or clear customer accounts, and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts.

Investment Advisory Fees
Investment advisory fees are recognized quarterly when earned and assessed. Fees are contractual and are typically based on a percentage of assets managed based on the contract. 12b-1 fees related to investment advisory services are recorded as revenue when received.

Private Placement Revenue
Private placement revenue is derived from offerings in private investments in which the Company acts as broker or agent. The Company recognizes placement fees revenue upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement.

Leases
The Company leases its office space under a short term lease agreement. This agreement is not subject to FASB ASC 842, Leases. The Company records rent expenses monthly as billed.

Notes to Financial Statements
For the Period January 1, 2019 through March 31, 2020

Income Taxes
The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more likely- than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2016.

Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from customers and broker-dealers or clearing organizations.

Clearing Agreement
Thornhill Securities, Inc. has a clearing agreement with the Pershing Division of The Bank of New York ("Pershing") whereby Pershing clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Pershing.

Recent Accounting Pronouncements

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is not a lessee in any non-cancelable operating leases subject to ASC 842. Accordingly, the adoption of ASC 842 did not have a significant effect on the Company's financial statements for the period ended March 31, 2020.

3. Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2020 The Company had net capital, aggregate indebtedness and net capital requirements of $158,314, $101,663, and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .64 to 1.

4. Transactions with Clearing Broker-Dealer

The Company has a clearing agreement with its primary clearing broker-dealer, Pershing, to provide execution and custody of security transactions for customers and trading for its own account. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $100,000 which is included in Receivable from clearing broker-dealer on the Statement of Financial Condition.

5. Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature or because they carry market rates of interest, approximate current fair value at March 31, 2020. The Company has no financial assets or liabilities which are carried at fair value on a recurring basis.

6. Commitments and Contingencies

Lease

The Company is currently committed to an office lease agreement expiring April 20, 2020. The Company chose to renew the rental agreement after the expiration of the current lease. The renewal period is short-term and not subject to FASB ASC 842, Leases. Rental expense for this lease was $55,442 for the period ended March 31, 2020.

Liquidity

The Company's operations for the period ended March 31, 2020 resulted in significant losses, and was only able to maintain operations via additional paid in capital from its shareholders. The shareholders have pledged to continue to provide needed liquidity to fund the Company's operations. The Company has also expanded its business lines to include the sale of private securities. The new business line will help generate additional profits for the Company.

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At March 31, 2020, the Company was not involved in any litigation or active legal actions.

Fixed Assets

The Company had depreciation expense of $860 during the period ended March 31, 2020 which fully depreciated fixed assets. No additional fixed assets were purchased.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of March 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Notes to Financial Statements
For the Period January 1, 2019 through March 31, 2020

7. Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash.

The Company had one registered representative that contributed 95% of total revenues during the period ending March 31, 2020.

8. Income Taxes

The Company is a corporation for federal and state income tax purposes. The Company has available at March 30, 2020, an unused Federal net operating loss, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $642,000. The net operating loss begins to expire in the year 2029.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and Texas tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for Texas purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2020, the IRS has not proposed any adjustment to the Company's tax position.

9. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording and disclosure in the financial statements. The evaluation was preformed through the date the financial statements were available to be issued.

The parent company has contracted to sell 100% of its stock ownership in the Company to Realized Holdings LLC ("Realized"). The transaction is expected to be completed in 2020. The Company also intends to sell its retail client business as part of the the change in ownership. The Company is expected to continue raising capital for private investments under the new ownership structure.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2020

TOTAL STOCKHOLDERS' CAPITAL QUALIFIED FOR NET CAPITAL	$	192,858
Allowable credits for commission addback		82,636
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Account receivable		(86,908)
Prepaid expenses and other assets		(30,272)
Total deductions and/or charges		(117,180)
TOTAL NET CAPITAL	$	158,314
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	101,663
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	50,000
Excess net capital	$	108,314
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	98,314
Percentage of aggregate indebtedness to net capital		64.22%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2020.

See Report of Independent Registered Public Accounting Firm

Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession of Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
March 31, 2020

The Company is exempt from the provision of Rule 15c3-3 under paragraphs (k)(2)(ii) and Footnote 74 to SEC Release 34-70073 in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Thornhill Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Thornhill Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Thornhill Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and Footnote 74 to SEC Release 34-70073 (the "exemption provisions") and (2) Thornhill Securities, Inc. stated that Thornhill Securities, Inc. met the identified exemption provisions throughout the period January 1, 2019 through March 31, 2020 without exception. Thornhill Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thornhill Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 to SEC Release 34-70073 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
June 15, 2020

Thornhill Securities Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Thornhill Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)] and Footnote 74 to SEC Release 34-70073.

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the period January 1, 2019 through March 31, 2020.

I, Scott Spencer, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: COO/CEO

Thornhill Securities, Inc.

Schedule of SIPC Assessment and Payments

For the Period January 1, 2019 through March 31, 2020

Thornhill Securities, Inc.

March 31, 2020

Table of Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholders of Thornhill Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Thornhill Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Thornhill Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2019 through March 31, 2020. Thornhill Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the period January 1, 2019 through March 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the period ended March 31, 2020, noting no material differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Thornhill Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the period ended March 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Thornhill Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
June 15, 2020

Thornhill Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Period January 1, 2019 through March 31, 2020

		Amount
Total assessment	$	4,977
Less prior overpayment applied		(471)
SIPC-7 general assessment Payment made on April 30, 2020		(4,506)
Total assessment balance **(overpayment carried forward)**	$	-

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended March 31, 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

THORNHILL SECURITIES, INC.
5906 OLD FREDERICKSBURG RD, STE 201
AUSTIN, TX 78749

CRD: 22333/SEC#:8-39659

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christopher Meyers 212-668-8700

2. A. General Assessment (item 2e from page 2) $4,977

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (471)

D. Assessment balance due or (overpayment) 4,506

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $4,506

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $4,506

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THORNHILL SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 16 day of APRIL, 20 20.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2019 and ending March 31, 2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,340,861
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	125
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	125
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	22,536
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $272	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	272
Total deductions	22,808
2d. SIPC Net Operating Revenues	$3,318,178
2e. General Assessment @ .0015	$4,977
	(to page 1, line 2.A.)